UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2018

Legacy Reserves LP

(Exact name of registrant as specified in its charter)

Delaware	1-33249	16-1751069
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

303 W. Wall, Suite 1800 Midland, Texas		79701
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (432) 689-5200

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 14, 2018, Legacy Reserves LP (“Legacy”) entered into the Tenth Amendment (the “Credit Agreement Amendment”) to the Third Amended and Restated Credit Agreement, dated as of April 1, 2014 among Legacy, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent and the lenders signatory thereto (the “Credit Agreement”) and entered into the Fifth Amendment (the “Term Loan Amendment”) to the Term Loan Credit Agreement, dated as of October 30, 2017, among Legacy, the guarantors named therein, Cortland Capital Market Services LLC, as administrative agent, and the lenders party thereto (the “Term Loan Credit Agreement”).

The Credit Agreement Amendment and the Term Loan Amendment amend certain provisions set forth in the Credit Agreement and the Term Loan Amendment, respectively, to, among other items, permit the issuance and terms of the New Notes (as defined below) and provide that the New Notes constitute debt that is permitted refinancing debt.

The foregoing descriptions of the Credit Agreement Amendment and the Term Loan Amendment do not purport to be complete and are qualified in their entirety by reference to the Tenth Amendment and the Fifth Amendment, which are filed as Exhibit 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information in Item 8.01 is incorporated into this Item 3.02.

Item 8.01	Other Events.

On September 14, 2018, Legacy, Legacy Reserves Finance Corporation (together with Legacy, the “Issuers”) and Legacy Reserves Inc. (“New Legacy”) entered into privately negotiated exchange agreements (the “Exchange Agreements”) with certain holders of the Issuers’ 8.000% Senior Notes due 2020 (the “2020 Senior Notes”) and 6.625% Senior Notes due 2021 (the “2021 Senior Notes”), pursuant to which the Issuers will exchange (i) $21.004 million aggregate principal amount of the 2020 Senior Notes for $21.004 million aggregate principal amount of the Issuers’ new 8% Convertible Senior Notes due 2023 (the “New Notes”) and 105,020 shares (the “Exchange Shares”) of common stock, par value $0.01, of New Legacy (“Common Stock”) and (ii) $109 million aggregate principal amount of the 2021 Senior Notes for $109 million aggregate principal amount of New Notes (collectively, the “Exchange Transactions”). The Exchange Transaction is being conducted in private placements in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended.

Legacy expects that the Exchange Transaction will close on September 20, 2018. The closing of the Exchange Transaction is subject to certain closing conditions, including the closing of the corporate reorganization pursuant to which Legacy will become a wholly owned subsidiary of New Legacy. The issuance of the Exchange Shares is subject to the receipt of any required consents under the Credit Agreement and the Term Loan Credit Agreement.

The New Notes will be convertible into shares of Common Stock at an initial conversion rate of 166.6667 shares per $1,000 principal amount of New Notes, which is equal to an initial conversion price of $6.00 per share of Common Stock. The New Notes may be converted in whole or in part prior to maturity, at the option of the holder.

The New Notes will be convertible, at the option of the holders, into shares of Common Stock at any time from the date of issuance up until the close of business on the earlier of (i) the business day prior to the date of a mandatory conversion notice, (ii) with respect to a New Note called for redemption, the business day immediately preceding the redemption date or (iii) the business day immediately preceding the maturity date. In addition, assuming the Exchange Transaction closes on September 20, 2018, if a holder exercises its right to convert on or prior to September 19, 2019, such holder will receive an early conversion payment, in cash, as follows:

Early Conversion Date	Early Conversion Payment
September 20, 2018 through November 30, 2018	$80.00
December 1, 2018 through May 31, 2019	$64.22
June 1, 2019 through September 19, 2019	$24.22

Subject to compliance with certain conditions, the Issuers have the right to mandatorily convert all of the New Notes if the volume weighted average price of the Common Stock equals or exceeds the conversion price for at least 20 trading days (whether or not consecutive) during any period of 30 consecutive trading days commencing on or after the initial issuance date.

The New Notes will be guaranteed by New Legacy, Legacy Reserves GP, LLC, the general partner of Legacy, and certain subsidiaries of Legacy.

In connection with the Exchange Transaction, the Issuers and New Legacy have agreed to provide certain registration rights, with respect to the New Notes and Exchange Shares received in the Exchange Transaction, to GSO Capital Partners LP.

On September 14, 2018, Legacy issued a press release announcing the Exchange Transaction, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

Additional Information for Holders of Legacy Units and Where to Find It

This press release relates to the proposed corporate reorganization between Legacy and New Legacy (the “Transaction”). In connection with the Transaction, New Legacy has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (“Registration Statement”), which includes a preliminary proxy statement of Legacy and a preliminary prospectus of New Legacy (the “proxy statement/prospectus”). The Registration Statement was declared effective by the SEC on August 3, 2018 and Legacy commenced mailing the proxy statement to its unitholders on or about August 3, 2018.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEGACY AND NEW LEGACY, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A free copy of the proxy statement/prospectus and other filings containing information about Legacy and New Legacy may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by Legacy and New Legacy may be obtained free of charge by directing such request to: Legacy Reserves LP, Attention: Investor Relations, at 303 W. Wall, Suite 1800, Midland, Texas 79701 or emailing IR@legacylp.com or calling 855-534-5200. These documents may also be obtained for free from Legacy’s investor relations website at https://www.legacylp.com/investor-relations.

Legacy and its general partner’s directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Legacy’s unitholders in respect of the Transaction described in the proxy statement/prospectus. Information regarding the directors and executive officers of Legacy’s general partner is contained in Legacy’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 6, 2018.

A more complete description is available in the registration statement and the proxy statement/prospectus.

Cautionary Statement Relevant to Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected closing of the Exchange Transaction, the expected benefits of the Transaction to Legacy and its unitholders, final court approval of the Stipulation and Agreement of Settlement dated as of July 6, 2018, the anticipated completion of the Transaction or the timing thereof, the expected future growth, dividends, distributions of the reorganized company, and plans and objectives of management for future operations.

All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Legacy expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of Legacy, which could cause results to differ materially from those expected by management of Legacy. Such risks and uncertainties include, but are not limited to, realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in Legacy’s filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Legacy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Tenth Amendment to Third Amended and Restated Credit Agreement, dated as of September 14, 2018, by and among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto

10.2	Fifth Amendment to Term Loan Credit Agreement, dated as of September 14, 2018, by and among Legacy Reserves LP, Cortland Capital Market Services LLC and the lenders party thereto

99.1	Press Release, dated September 14, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGACY RESERVES LP

	By:	Legacy Reserves GP, LLC,
its general partner

Dated: September 14, 2018	By:	/s/ James Daniel Westcott
		Name:	James Daniel Westcott
		Title:	President and Chief Financial Officer